

June 15, 2017

Mail Stop 4720

<u>Via E-mail</u>
Alesia J. Haas
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, New York 10019

     Re: **Och-Ziff Capital Management Group LLC**
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 1, 2017
             File No. 001-33805

Dear Ms. Haas:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Hugh West

                       Hugh West
                       Accounting Branch Chief
                       Office of Financial Services